UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

September 6, 2018

Commission File Number 001-37825

Talend S.A.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

9, rue Pages, 92150 Suresnes, France

+33 (0) 1 46 25 06 00

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive office)

Talend, Inc.

800 Bridge Parkway, Suite 200

Redwood City, CA 94065

(650) 539-3200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Appointment of Chief Financial Officer

On September 6, 2018, Talend S.A. (the “Company”) issued a press release to announce that it has appointed Adam Meister as its Chief Financial Officer, effective September 17, 2018. A copy of the press release is attached as Exhibit 99.1 to this current report on Form 6-K and is incorporated by reference herein.

Mr. Meister has served as Managing Director of Goldman Sachs, an investment bank, from January 2018 to September 2018 and Vice President in the Technology, Media and Telecom Investment Banking Group from September 2015 to December 2017. From July 2010 to September 2015, Mr. Meister was with J.P. Morgan, an investment bank, where he served most recently as Vice President, Technology, Media and Telecom Investment Banking from February 2014 to September 2015. Mr. Meister holds a B.A. in Finance and Management Information Systems from Saint Louis University.

Pursuant to an offer letter agreement between the Company and Mr. Meister executed on August 14, 2018 (the “Offer Letter”), Mr. Meister will receive a base salary of US$350,000 per annum, with a target annual bonus opportunity equal to 55% of his annual salary, which will be prorated for 2018 based on the length of his employment with the Company in 2018. The Offer Letter also provides for the grant to Mr. Meister of a restricted stock unit award covering 51,000 of the Company’s ordinary shares. The restricted stock units will be scheduled to vest over a four-year term, with an initial cliff vest of 25% after one year or 50% after two years, at the option of the recipient, and the remainder vesting in equal installments on a quarterly basis over the remainder of the four-year term, subject to Mr. Meister’s continued employment.

The Company has entered into a Change in Control and Severance Agreement with Mr. Meister, dated August 14, 2018 (the “Change in Control and Severance Agreement”). The Change in Control and Severance Agreement is substantially similar to the change in control and severance agreements the Company has entered into with certain other executive officers of the Company, the form of which has previously filed with the Securities and Exchange Commission on July 11, 2016, as Exhibit 10.36 to Amendment No. 1 to Form F-1. The severance payments and benefits specified under the Change in Control and Severance Agreement are based on the same levels of severance payments and benefits specified for executive officers of the Company other than the Company’s Chief Executive Officer and Chief Technology Officer under such previously filed form.

The foregoing summary of the Offer Letter and the Change in Control and Severance Agreement is qualified in its entirety by the full texts of the Offer Letter and the Change in Control and Severance Agreement, respectively. The Offer Letter will be filed as an exhibit to the Company’s Quarterly Report on Form 6-K for the fiscal quarter ending September 30, 2018.

There are no arrangements or understandings between Mr. Meister and any other persons pursuant to which he was selected as Chief Financial Officer. There are no family relationships between Mr. Meister and any director or executive officer of the Company, and he has no indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

INDEX TO EXHIBITS

Exhibit
Number	Exhibit Title

99.1	Press Release, dated September 6, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Talend S.A.

Date: September 6, 2018	By:	/s/ AARON ROSS
Aaron Ross
General Counsel